UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

PROTEA BIOSCIENCES GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-51474	20-2903252
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

1311 Pineview Drive, Suite 501, Morgantown, WV		26505
(Address of principal executive offices)		(Zip Code)

Stephen Turner 304-292-2226

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

A copy of Protea Biosciences Group, Inc.’s (the “Company”) Conflict Minerals Report is filed as Exhibit 1.01 hereto and on the Company’s website at https://proteabio.com, and is incorporated herein by reference.

Item 1.02 Exhibits

A Conflict Minerals Report for the calendar year ended December 31, 2015 has been filed as Exhibit 1.01 to this Form SD, and is incorporated herein by reference.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Protea Biosciences Group, Inc.

By:	/s/ Stephen Turner	Date: June 3, 2016
Name:	Stephen Turner
Title:	Principal Executive Officer (Interim Principal Financial and Accounting Officer)